EARLY WARNING REPORT
pursuant to
NATIONAL INSTRUMENT 62-103

(a)           The name and address of the offeror:

Atna Resources Ltd. (“Atna”)
14142 Denver West Parkway
Suite 250
Golden, CO 80401

(b)           The designation and number or principal amount of securities and the offeror's securityholding percentage in the class of securities of which the offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the news release, and whether it was ownership or control that was acquired in those circumstances:

Atna acquired direct beneficial ownership of 6,838,906 common shares of Yukon Gold Corporation, Inc. (“Yukon Gold”).

(c)           The designation and number or principal amount of securities and the offeror's securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to obligation to file the news release:

Atna now has beneficial ownership, direction or control over an aggregate of 7,238,906 common shares, representing approximately 17.9% of the outstanding shares of Yukon Gold.

(d)           The designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph (c) over which

(i)           the offeror, either alone or together with any joint actors, has ownership and control,

Atna has ownership and control over all securities referred to in paragraph (c) as owned by it.

(ii)          the offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the offeror or any joint actor, and

Not applicable

(iii)        the offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership:

Not applicable

(e)           The name of the market in which the transaction or occurrence that gave rise to the news release took place:

The acquisition was carried out by way of a private transaction.

(e.1)        The value, in Canadian dollars, of any consideration offered per security if the offeror acquired ownership of a security in the transaction or occurrence giving rise to the obligation to file a news release:

Atna was issued 6,838,906 common shares of Yukon Gold on April 30, 2009 for satisfaction of the final property purchase payment of $225,000 at a market price per share of $0.0329.

(f)           The purpose of the offeror and any joint actors in effecting the transaction or occurrence that gave rise to the news release, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:

The common shares were acquired by Atna for investment purposes only.  Atna may acquire ownership of, or control or direction over, additional securities of Yukon Gold in the future, but has no present intention to do so.

(g)           The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the news release, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:

Not applicable.

 (h)         The names of any joint actors in connection with the disclosure required by this form:

Not applicable.

(i)           In the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value of the consideration paid by the offeror:

Atna was issued 6,838,906 common shares of Yukon Gold on April 30, 2009 for satisfaction of the final mineral property purchase payment of $225,000 at a market price per share of $0.0329; the subject shares were issued by Yukon Gold in satisfaction of payment due under a purchase agreement dated November 25, 2004 between Atna Resources and Medallion Capital Corp. (“Medallion Capital”) for certain mineral properties referred to as the “Marg Property”. The purchase agreement was subsequently assigned by Medallion Capital to Yukon Gold by an assignment agreement dated March 1, 2005.

(j)           If applicable, a description of any change in any material fact set out in a previous report by the entity under the early warning requirements or Part 4 of the National Instrument 62-103 in respect of the reporting issuer's securities:

Not applicable.

(k)           If applicable, a description of the exemption from securities legislation being relied on by the offeror and the facts supporting that reliance:

Not applicable

DATED the 1st day of May, 2009.

Atna Resources Ltd.

Per:/s/ David P. Suleski
Vice President and CFO